Exhibit G

December 16, 2004

SISTEMA JSFC

T-Mobile Worldwide Holding GmbH
Landgrabenweg 151
53227 Bonn
Germany

Re:          Proposed Public Offering of Shares of

Mobile TeleSystems OJSC (MTS)

Ladies and Gentlemen:

Reference is hereby made to (i) the Shareholders’ Agreement, dated 12 March 2003, between T-Mobile International AG (your predecessor in interest) and Sistema JSFC (the “Agreement”), and (ii) your notice letter addressed to us dated 18 October 2004, given pursuant to Article 8 of the Agreement (the “Notice”), indicating your intention to carry out a proposed Offering of Shares and offering to sell the Shares to us as required by the Agreement.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Notice.

In consideration of the promises contained herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.             We hereby waive our pre-emptive rights under the Agreement to buy the Shares pursuant to the Notice.  You shall have the right to carry out and complete the Offering of the Shares as described in the Notice at any time during 90 calendar days following the date of this letter agreement.

2.             Subject to market conditions in your sole discretion, you shall use your commercially reasonable efforts to complete the Offering by 31 December 2004.

3.             You shall not, and shall cause your affiliates and representatives not to, issue any press release or make any public announcement relating to the launch of the Offering unless you have consulted with us in advance of issuing any such press release or making such public announcement.

4.             Following the completion of the Offering, you agree to use your reasonable efforts to provide, or cause to be provided, access to the sales order book for the Offering, to the extent possible in compliance with legal and regulatory restrictions.

5.             Provided the Offering is completed on or before 31 December 2004, to the extent permitted by law, the parties shall take all reasonable actions to (i) pass resolutions in their capacity as shareholders, and (ii) advise members of the board of directors of MTS (which the parties acknowledge have certain duties to MTS under applicable law), in each case, to instruct MTS to (A) maintain the capacity of the ADS facility established and existing pursuant to the Deposit Agreement dated July 6, 2000, among the Company and JPMorganChase Bank, as Depositary (the “ADS facility”), at the current level until the date that is 40 calendar days after the completion date of the Offering, and (B) increase the capacity of the  ADS facility on the date that is 40 calendar days after the completion date of the Offering to accommodate the deposit (provided such deposits are in accordance with the terms of the ADS facility) of additional shares of MTS constituting in the aggregate 16% of the entire issued share capital of MTS, subject to applicable law.

6.             If the Offering is completed on or before 31 December 2004, we agree that we will not, and will ensure that our wholly-owned subsidiaries will not, deposit any MTS Shares into the ADS facility until 90 calendar days after the completion date of the Offering.

7.             In furtherance of the purposes of this letter agreement and the other letter agreement dated the date hereof  between the parties, both you and we hereby (and agree to cause our respective current or former shareholders, officers, directors, employees, advisors, agents, assigns, successors-in-interest, representatives, subsidiaries and affiliates to): (i) release and discharge each other and any of each other’s current or former shareholders, officers, directors, employees, advisors, agents, assigns, successors-in-interest, representatives, subsidiaries and affiliates (collectively, the “Protected Persons”) from any and all liabilities, obligations or commitments (whether express or implied, liquidated, absolute, accrued, contingent or otherwise, or known or unknown) arising out of, in connection with or related in any way to your and our obligations under Section 9 of the Agreement, (ii) waive and covenant not to initiate, pursue or support (whether through a private cause of action or otherwise) any and all claims or causes of action of any kind or character against the Protected Persons arising out of, in connection with or related in any way your or our obligations under Section 9 of the Agreement; it being understood and agreed that any such release, discharge, waiver and covenant shall take affect by its express terms without any further action on the part of any party only if the Offering is completed on or prior to 31 December 2004.  Nothing in this paragraph shall be construed as an admission of liability by any person, and the Protected Persons deny any such liability.

8.             This letter agreement shall be governed and construed in accordance with Russian law.

9.             This letter agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together will constitute one and the same agreement.

SISTEMA JSFC

By:	/s/ Evgeny G. Novitsky
Name: Evgeny G. Novitsky
Title: President

Accepted and agreed:

T-MOBILE WORLDWIDE HOLDING GmbH

By:	/s/ Uli Kühbacher
Name: Dr. Uli Kühbacher
Title: Managing Director

By:	/s/ Frank Stoffer
Name: Frank Stoffer
Title: Managing Director